EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended September 30, 2025 and 2024 are derived from our unaudited consolidated financial statements included elsewhere in this report. The unaudited consolidated financial statements for the six months ended September 30, 2025 and 2024 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a holding company incorporated in Cayman Islands with no material operations of our own. Currently, our operation is conducted through our wholly owned subsidiaries: 2Lab3 and Bomie Wookoo Inc in the U.S. Historically, through our operating subsidiaries in the PRC, we engaged in the (i) nutraceutical and dietary supplements business (divested in August 2023), (ii) e-commerce business (suspended in September 2023), (iii) internet information and advertising business (suspended in September 2023) and (iv) automobile sale business (divested in July 2024).

In March 2025, we consummated an acquisition of 51% of Bomie Wookoo Inc. (together with its subsidiaries, “BW” or “Bomie Wookoo”) Through this acquisition, we now engage in the e-commerce business on TikTok as well as providing e-commerce solutions to customers. BW generates revenue through multiple channels, including product sales on its own TikTok Shops, collaborative sales with key opinion leaders (KOLs) often supported by advertising, and direct B2B sales. In addition, BW earns service-based fees by providing e-commerce enablement solutions such as livestreaming operations, influencer engagement, and ad placement for third-party merchants.

Recent Development

On October 28, 2025, we entered into a certain sales agreement (the “Sale Agreement”) with A.G.P/Alliance Global Partners (the “Agent”) to issue and sell our Class A Ordinary Shares, from time to time, through an at the market offering (“ATM Offering”) under which the Agent will act as sales agent and/or principal.

The ATM Offering has been registered under the Securities Act pursuant to OUR shelf registration statement on Form F-3 (Registration No. 333-275599), as supplemented by the prospectus supplement dated October 28, 2025, relating to the sale of up to $100,000,000 Class A Ordinary Shares.

As of the date of December 3, 2025, we have sold 156,880,455 Class A Ordinary Shares for a gross proceeds of $9,655,012.471 in the ATM Offering.

Results of Operations

The following information was derived from our unaudited consolidated financial statements for the six months ended September 30, 2025 and 2024, attached to the Form 6-K to which this exhibit is attached to as Exhibit 99.1.

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PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2025	2024
Revenues	$12,413,039	$68,454
Cost of revenues	(9,933,445)	(59,178)
Gross profit	2,479,594	9,276

Operating expenses:
Selling and marketing	(669,635)	(4,101)
General and administrative	(2,437,549)	(1,161,912)
Total operating expenses	(3,107,184)	(1,166,013)

Operating loss	(627,590)	(1,156,737)

Other income (expenses):
Interest expense, net	(182,366)	(113,032)
Other income (expense), net	226,712	(22,654)
Total other loss, net	44,346	(135,686)

Loss from continuing operations before income taxes	(583,244)	(1,292,423)

Income tax expenses	-	-
Net loss from continuing operations	$(583,244)	$(1,292,423)

Net loss from discontinued operations before tax	-	(937,477)
Gain on disposal of discontinued operations	-	51,853
Net income (loss) from discontinued operations	-	(885,624)

Net income (loss)	(583,244)	(2,178,047)
Less: Net income attributable to noncontrolling interest	97,708	412,181
Net income (loss) attributable to Paranovus Entertainment Technology Limited	(680,952)	(1,765,866)

Other comprehensive income (loss):
Foreign currency translation adjustments	(1,704)	(412,467)
Comprehensive income (loss)	$(584,948)	$(2,590,514)
Less: comprehensive loss attributable to non-controlling interests:	97,708	(412,181)
Comprehensive income (loss) attributable to the Company	(682,656)	(2,178,333)

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Revenues

We generated $12,413,039 in revenues for the six months ended September 30, 2025 compared with $68,454 for the six months ended September 30, 2024. The increase was primarily due to the strategic shift of the Company’s business. The Company disposed the automobiles sales business in July 2024. The revenue generated in this period mainly comes from the new business brought from the acquisition of BW in March 2025. It consists of offline product sales, online store sales and TikTok-related e-commerce solution service.

Cost of Revenue

Cost of revenue increased by $9,874,267 or 16,685.71%, from $59,178 for the six months ended September 30, 2024 to $9,933,445 for the six months ended September 30, 2024. Gross margin was 19.98% and 13.55% for the six months ended September 30, 2025 and 2024 respectively. The change is also caused by the business acquired from BW.

Selling and Marketing Expenses

The selling expenses increased by $665,614, or 16,553.44%, from $4,021 for the six months ended September 30, 2024 to $669,635 for the six months ended September 30, 2025. The increase was primarily because the Company invested more cash in social media and press release to attract new potential customers for the new business brought from the acquisition of BW in March 2025.

General and Administrative Expenses

The general and administrative expenses increased form $1,161,912 for the six months ended September 30, 2024 to $2,437,549 for the six months ended September 30, 2025 to representing an increase of $1,275,637, or 109.78%. The increase was mainly due to BW commencing operations during this period.

Interest Expense

The Company had approximately $182,366 interest expense for the six months ended September 30, 2025, as compared to$113,185 interest expense for the six months ended September 30, 2024. The Company entered into four note purchase agreements and issued four promissory notes with principal amount of $0.95 million in total with a fixed interest rate 8% on the date of drawing per annul in this period.

Net loss from continuing operations

As a result of the foregoing, net loss amounted to $583,244 for the six months ended September 30, 2025, compared to net loss of $1,292,423 for the six months ended September 30, 2024, representing a decrease of $709,079, or 54.86%.

Net income (loss) from discontinued operations

On July 5, 2024, the Company sold all of the equity interests of Happiness Hong Kong with its automobile sales business for approximately HK$10,000 as consideration.

From July 7, 2024, the Company no longer retained any financial interest over automobile sales business and accordingly deconsolidated this business’ financial statements from the Company’s consolidated financial statements and accordingly deconsolidated automobile sales business’ financial statements from the Company’s consolidated financial statements. The disposal of automobile sales business represented a strategic shift and has a major effect on the Company’s result of operations for the six months ended September 30, 2024. As of six months ended September 30, 2025, there was no disposal and no profit or loss impact from the discontinued operation.

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Liquidity and Capital Resources

As of September 30, 2025 and March 31, 2025, we had cash and cash equivalents of continuing operations amounted to $412,047 and $261,355, respectively.

As of September 30, 2025 and March 31, 2025, our current assets were $9,768,623 and $7,185,702, respectively, and our current liabilities were $8,501,701 and $6,403,485, respectively.

Cash Flows Summary

	For the Six Months Ended September 30,
	2025	2024
Net cash used in operating activities	$(159,337)	$(966,366)
Net cash (used in) provided by investing activities	(291,000)	(27,156,977)
Net cash provided by financing activities	642,306	27,835,046
Effect of exchange rate changes on cash	(41,277)	51,567
Net increase (decrease) in cash and cash equivalents	$150,692	$(236,730)

Operating activities

Net cash used in operating activities was approximately $159,337 for the six months ended September 30, 2025, compared to net cash used in approximately $966,366 for the six months ended September 30, 2024.

Net cash used in operating activities for the six months ended September 30, 2025 was primarily attributable to a net loss approximately $0.58 million, adjusted for non-cash items for approximately $1.19 million, decrease for changes in working capital approximately $0.77 million. There was no material cash flow impact from discontinued operations during this period. Net cash used in operating activities for the six months ended September 30, 2024 was primarily attributable to a net loss approximately $2.18 million, adjusted for non-cash items for approximately $0.14 million, adjustments for changes in working capital approximately $0.17 million and net cash provided by operating activities from discontinued operations for approximately $0.91 million.

Investing activities

Net cash used in investing activities was approximately $0.29 million for the six months ended September 30, 2025, as compared to the net cash used in investing activities amounted to approximately $27.16 million for the six months ended September 30, 2024.

Financing activities

Net cash provided by financing activities was approximately $0.64 million for the six months ended September 30, 2025, as compared to the net cash provided by investing activities amounted to approximately $27.84 million for the six months ended September 30, 2024.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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